MEMORANDUM

DATE:	July 9, 2014

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	Dril-Quip, Inc.

RE:	Dril-Quip, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 28, 2014 File No. 1-13439

We are responding to the comments received from Ms. Cecilia Blye, Chief of the Office of Global Security Risk of the Division of Corporation Finance of the United States Securities and Exchange Commission, by letter dated June 30, 2014 to Dril-Quip, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013, filed February 28, 2014 (the “Form 10-K”).

We respectfully request that the Staff review our responses at its earliest convenience. Please advise us of any further comments as soon as possible. For your convenience, our responses are prefaced by the Staff’s comments in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1.	On page 10 of the 10-K, you state that Petrobras accounted for approximately 11%, 12% and 15% of your total revenues in 2013, 2012 and 2011, respectively. News reports indicate that Petrobras has overseas interests in countries including Cuba and is working in Sudan. You state on page 5 that your operations are organized into geographic segments that include Africa and the Middle East, regions that include Sudan and Syria.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 10-K does not include disclosure about contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Response:

We do not, and do not intend to in the future for so long as they continue to be subject to sanctions under relevant U.S. export laws, operate in, sell products into or provide services, technology or information to customers, directly or indirectly, in Cuba, Sudan or Syria, nor do we maintain any offices or facilities in those countries. We do not have any agreements, commercial arrangements or other contacts, directly or indirectly, with the governments of Cuba, Sudan or Syria, or with entities known by us to be controlled by such governments.

2.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Response:

As noted above, we do not operate in, sell products into or provide services, technology or information to customers, directly or indirectly, in Cuba, Sudan or Syria and we do not have any contacts, directly or indirectly, with the governments of Cuba, Sudan or Syria, or with entities known by us to be controlled by such governments.

July 9, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Cecilia Blye

Re:	Acknowledgments Related to Dril-Quip, Inc.’s Response to the Staff’s Comment Letter dated June 30, 2014

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated June 30, 2014 from Ms. Cecilia Blye, Chief of the Office of Global Security Risk, with respect to the Annual Report on Form 10-K for the year ended December 31, 2013 of Dril-Quip, Inc. (the “Company”), filed February 28, 2014, the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DRIL-QUIP, INC.

By:	/s/ Jerry M. Brooks
Jerry M. Brooks
Vice President—Finance and Chief Financial Officer